                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to ________


Commission file number   0-16998
                         -------

A. Full title of the plan:


                              DRUG EMPORIUM, INC.
                             EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                               Powell, OH   43065

                              REQUIRED INFORMATION

        In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statement of Net Assets Available
      for Plan Benefits

     Statement of Changes in Net Assets
      Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

      Assets Held for Investment
      Transactions or Series of Transactions
       in Excess of 5% of the Current Value
       of Plan Assets

b)    Exhibits

     (24.1)  Independent Auditors' Consent
                  Ernst & Young


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 30, 1995           /s/ Jane H. Lagusch
      -------------           -------------------------------
                              Jane H. Lagusch, Vice President

                                    Audited Financial Statements
                                    and Schedules

                                    Drug Emporium, Inc.
                                    Employees 401(k) Plan

                                    Years ended December 31, 1994 and 1993
                                    with Report of Independent Auditors

                   Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                 and Schedules


                     Years ended December 31, 1994 and 1993




                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . .    1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . . . . . . .    2
Statements of Changes in Net Assets Available for Plan Benefits   . . . . . . . . .    4
Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . .    6

Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
Transactions or Series of Transactions in Excess of 5%
    of the Current Value of Plan Assets . . . . . . . . . . . . . . . . . . . . . .   12

                         Report of Independent Auditors

Participants of the
Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment as of December 31, 1994 and Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.



June 16, 1995
Columbus, Ohio

                   Drug Emporium, Inc. Employees 401(k) Plan

              Statements of Net Assets Available for Plan Benefits



                                                             PARTICIPANT DIRECTED FUNDS
                                                            YEAR ENDED DECEMBER 31, 1994
                                          ----------------------------------------------------------------
                                                            CASH             RETIREMENT         INCOME AND
                                                         MANAGEMENT         PRESERVATION          GROWTH
                                             TOTAL          FUND               TRUST               FUND
                                          ---------------------------------------------------------------
ASSETS
Investments - at fair value
  (Notes  1, 2 and 3)                     $1,966,427       $45,740            $249,376           $425,847
Receivables:
  Contributions from participants             38,211         5,112               6,191             12,139
  Accrued investment income                       91            13                  78                  -
  Participants loans receivable               30,027             -                   -                  -
                                          ---------------------------------------------------------------
Total assets                               2,034,756        50,865             255,645            437,986

LIABILITIES
Benefit claims payable                             -             -                   -                  -
Contributions due employees                        -             -                   -                  -
                                          ---------------------------------------------------------------
Total liabilities                                  -             -                   -                  -
                                          ---------------------------------------------------------------
Net assets available for plan
  benefits                                $2,034,756       $50,865            $255,645           $437,986
                                          ===============================================================

                                                    PARTICIPANT DIRECTED FUNDS
                                                   YEAR ENDED DECEMBER 31, 1994
                                          ------------------------------------------------          NON-
                                                                                                PARTICIPANT
                                                                  DRUG                           DIRECTED
                                                                EMPORIUM,                          FUNDS
                                             GROWTH               INC.                          YEAR ENDED
                                          OPPORTUNITIES          COMMON              LOAN       DECEMBER 31,
                                              FUND                STOCK              FUND           1993
                                          ------------------------------------------------------------------

ASSETS
Investments - at fair value
  (Notes  1, 2 and 3)                       $501,204            $744,260           $     -        $918,528
Receivables:
  Contributions from participants             14,769                   -                 -          15,128
  Accrued investment income                        -                   -                 -              24
  Participants loans receivable                    -                   -            30,027               -
                                            --------------------------------------------------------------
Total assets                                 515,973             744,260            30,027         933,680

LIABILITIES
Benefit claims payable                             -                   -                 -          20,982
Contributions due employees                        -                   -                 -           1,645
                                            --------------------------------------------------------------
Total liabilities                                  -                   -                 -          22,627
                                            --------------------------------------------------------------
Net assets available for plan
  benefits                                  $515,973            $744,260           $30,027        $911,053
                                            ==============================================================



See accompanying notes.

                   Drug Emporium, Inc. Employees 401(k) Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                                                             PARTICIPANT DIRECTED FUNDS
                                                            YEAR ENDED DECEMBER 31, 1994
                                          ----------------------------------------------------------------
                                                            CASH             RETIREMENT         INCOME AND
                                                         MANAGEMENT         PRESERVATION          GROWTH
                                             TOTAL          FUND               TRUST               FUND
                                          ---------------------------------------------------------------
ADDITIONS
Employee contributions                    $1,179,435      $135,913            $185,276           $388,272
Interest and dividends                        45,971         2,397               9,653              6,298
Net realized and unrealized
  appreciation (depreciation) in fair
  value of investments                        55,515             -                   -            (20,854)
                                          ---------------------------------------------------------------
                                           1,280,921       138,310             194,929            373,716

DEDUCTIONS
Benefit payments                             157,218       109,665               6,124             15,736
                                          ---------------------------------------------------------------
                                             157,218       109,665               6,124             15,736
                                          ---------------------------------------------------------------

Transfers from (to) other funds                    -        22,220              66,840             80,006

Net assets available for plan
  benefits at beginning of year              911,053             -                   -                  -
                                          ---------------------------------------------------------------

Net assets available for plan
  benefits at end of year                 $2,034,756      $ 50,865            $255,645           $437,986
                                          ===============================================================

                                                    PARTICIPANT DIRECTED FUNDS
                                                   YEAR ENDED DECEMBER 31, 1994
                                          ------------------------------------------------
                                                                                                    NON-
                                                                                                PARTICIPANT
                                                                  DRUG                           DIRECTED
                                                                EMPORIUM,                          FUNDS
                                             GROWTH               INC.                          YEAR ENDED
                                          OPPORTUNITIES          COMMON              LOAN       DECEMBER 31,
                                              FUND                STOCK              FUND           1993
                                          ------------------------------------------------------------------
ADDITIONS
Employee contributions                       $469,974            $       -         $       -      $ 397,255
Interest and dividends                         27,623                    -                 -            771
Net realized and unrealized
  appreciation (depreciation) in fair
  value of investments                       (29,862)              106,231                 -       (124,082)
                                          -----------------------------------------------------------------
                                              467,735              106,231                 -        273,944

DEDUCTIONS
Benefit payments                               23,670                    -             2,023        202,394
                                          -----------------------------------------------------------------
                                               23,670                    -             2,023        202,394
                                          -----------------------------------------------------------------
Transfers from (to) other funds                71,908             (273,024)           32,050              -

Net assets available for plan
  benefits at beginning of year                     -              911,053                 -        839,503
                                          -----------------------------------------------------------------

Net assets available for plan
  benefits at end of year                    $515,973            $ 744,260         $  30,027      $ 911,05
                                          =================================================================



See accompanying notes.

                   Drug Emporium, Inc. Employees 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1994




1.  DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions

GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's discretionary contributions and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after seven years of vesting service.

                   Drug Emporium, Inc. Employees 401(k) Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Beginning in 1994, upon enrollment in the Plan, a participant may direct contributions in 10% increments in any of four investment options.

- -   Retirement Preservation Trust - Funds are invested in units of a registered investment company that invests in Guaranteed Investment Contracts, U.S. Government and U.S. Government agency securities.

- -   Income and Growth Fund - Funds are invested in shares of a registered investment company that invests in U.S. Government bonds, corporate bonds and a diversified selection of common stocks.

- -   Growth Opportunities Fund - Funds are invested in shares of a registered investment company that invests in growth, cyclical and value stocks, and securities convertible to common stocks.

- -   Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug
    Emporium, Inc. Common Stock through an investment company.

Participants may change their investment options quarterly.

PARTICIPANT LOANS RECEIVABLE

The plan was amended in 1994 to allow for participant loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Principal and interest is paid ratably, through bi-weekly (payroll) deductions.

                   Drug Emporium, Inc. Employees 401(k) Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested portion of Company contributions and related earnings thereon upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

The Company has the right to discontinue and terminate the Plan. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to defined contribution employee benefit plans.

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries (the Company).

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

                   Drug Emporium, Inc. Employees 401(k) Plan

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS

The Plan's investments are held and administered by Merrill Lynch Trust Company. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                              DECEMBER 31
                                                         1994             1993
                                                       -------------------------
Merrill Lynch Retirement Preservation Trust            $249,376         $      -
Fidelity Advisor Income and Growth Fund                 425,847                -
Fidelity Advisor Growth Opportunities Fund              501,240                -
Drug Emporium, Inc. Common Stock                        744,260          903,246


During the years ended December 31, 1994 and 1993, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                              DECEMBER 31
                                                         1994             1993
                                                       --------------------------
Fidelity Advisor Income and Growth Fund                $(20,854)        $       -
Fidelity Advisor Growth Opportunities Fund              (29,862)                -
Drug Emporium, Inc. Common Stock                        106,231          (124,082)
                                                       --------------------------
Net change in fair value                               $ 55,515         $(124,082)
                                                       ==========================

                   Drug Emporium, Inc. Employees 401(k) Plan

3.  INVESTMENTS (CONTINUED)

At December 31, 1994, the market value of Drug Emporium, Inc. Common Stock was approximately $5.50 per share.

4.  INCOME TAX STATUS

The Internal Revenue Service ruled on January 18, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law.

5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1994 and 1993, the Plan owned 135,320 and 190,157 shares of the Company's common stock, respectively. The Plan purchased 39,867 and 64,508 shares in 1994 and 1993 for $217,481 and $337,674, respectively. The Plan sold 94,660 and 31,895 shares in 1994 and 1993 for $578,447 and $194,833, respectively. The market value of the Company's common stock at December 31, 1994 and 1993 was based on quoted market values. There were no cash dividends received during the years ended December 31, 1994 and 1993 from the Company.

6.  NUMBER OF PARTICIPANTS (UNAUDITED)

The number of participants contributing to each of the Plan investment options as of December 31, 1994 are as follows:

Retirement Preservation Trust                      359
Income and Growth Fund                             483
Growth Opportunities Fund                          489
Drug Emporium, Inc. Common Stock                   395

                            SUPPLEMENTAL SCHEDULES

                    Drug Emporium, Inc. Employee 401(k) Plan

                           Assets Held for Investment

                               December 31, 1994


        IDENTITY OF ISSUE, BORROWER,              DESCRIPTION OF                             CURRENT
          LESSOR OR SIMILAR PARTY                   INVESTMENT                COST            VALUE
- -----------------------------------------------------------------------------------------------------
CMA Money Fund                                     45,740 shares           $  45,740       $   45,740

Merrill Lynch Retirement Preservation Fund
                                                  249,376 shares             249,376          249,376

Fidelity Advisor Income and Growth Fund
                                                   29,655 shares             445,392          425,847

Fidelity Advisor Growth Opportunities Fund
                                                   20,542 shares             529,537          501,204

Drug Emporium, Inc. Common Stock                  135,320 shares             809,486          744,260
                                                                          ---------------------------

                                                                          $2,079,531       $1,966,427
                                                                          ===========================

                   Drug Emporium, Inc. Employees 401(k) Plan

             Transactions or Series of Transactions in Excess of 5%
                       of the Current Value of Plan Assets

                          Year ended December 31, 1994

IDENTITY OF PARTY                  DESCRIPTION                   PURCHASE    SELLING
    INVOLVED                        OF ASSET                      PRICE       PRICE
- -------------------------------------------------------------------------------------
Category (i) - Individual transactions in a securities issue aggregating in excess of 5% of plan assets.

Merrill Lynch             CMA Money Fund, 221,266 shares         $221,266    $   -

Merrill Lynch             CMA Money Fund, 238,485 shares                -     238,485

Merrill Lynch             CMA Money Fund, 115,946 shares                -     115,946

Merrill Lynch             CMA Money Fund, 129,180 shares                -     129,180

COMMON STOCK
Drug Emporium, Inc.       44,363 shares of Common Stock                 -     221,859


Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets.

Drug Emporium, Inc.       53 sales, 94,660 shares                       -     482,389
                          18 purchases, 39,867 shares             217,481           -

Fidelity Advisor Growth   17 sales, 2,930 shares                        -      74,448
  Opportunities Fund      24 purchases 23,471 shares              605,453           -



                   CURRENT
                    VALUE
                 OF ASSET ON          NET
   COST OF       TRANSACTION          GAIN
    ASSET           DATE             (LOSS)
- --------------------------------------------
   $221,266       $221,266          $      -

   238,485         238,485                 -

   115,946         115,946                 -

   129,180         129,180                 -


   273,117         273,117           (51,258)



   578,447         578,447           (96,058)
   217,481         217,481                 -

    75,915          75,915            (1,467)
   605,453         605,453                 -

             Transactions or Series of Transactions in Excess of 5%

                of the Current Value of Plan Assets (continued)

IDENTITY OF PARTY                  DESCRIPTION                   PURCHASE      SELLING
    INVOLVED                        OF ASSET                      PRICE         PRICE
- ---------------------------------------------------------------------------------------
Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets (continued)

Fidelity Advisor Income   15 sales, 3,213 shares                        -       47,752
  & Growth Fund           26 purchases, 32,868 shares             494,515            -

ML RP Trust               11 sales, 13,823 shares                       -       13,823
                          243 purchases, 263,199 shares           263,199            -

CMA Money Fund            58 sales, 1,268,957 shares                    -    1,268,957
                          76 purchases, 1,308,168 shares        1,308,168            -

There were no Category (ii) or (iv) transactions or series of transactions in excess of 5% of plan assets which occurred during 1994.



                   CURRENT
                    VALUE
                 OF ASSET ON         NET
   COST OF       TRANSACTION         GAIN
    ASSET           DATE            (LOSS)
- ------------------------------------------
     49,123         49,123          (1,371)
    494,515        494,515               -

     13,823         13,823               -
    263,199        263,199               -

  1,268,957      1,268,957               -
  1,308,168      1,308,168               -

               Consent of Ernst & Young LLP, Independent Auditors


          We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25768) pertaining to the Drug Emporium, Inc. Employees 401(k) Plan of our report dated June 16, 1995, with respect to the financial statements and schedules of Drug Emporium, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                        ERNST & YOUNG LLP




Columbus, Ohio
June 27, 1995